Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ISSUER

WIND HARVEST INTERNATIONAL, INC.

DocuSigned by:

By: Kevin Wolf

1D1EBF545012498...

Kevin Wolf
President/CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

Cornelius Fitzgerald

910CF0C0B2AE42B...

Cornelius Fitzgerald
Director, Treasurer

Date: 8/12/2022

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

Kevin Wolf

1D1EBF545012498...

Kevin Wolf
Director

Date: 8/11/2022